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3-11-02





02007533

FG 3/6

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40965 |



RECEIVED
FEB 2 8 2002
143


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capstone Partners, L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3475 Lenox Road, Suite 400
(No. and Street)

| Atlanta | GA | 30326 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bartko (404) 248-0550
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation
(Name — *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VB 3-22-02

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

# OATH OR AFFIRMATION

I, Gregory Bartko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Partners, L.C., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MICHELE A YURILLO
Notary Public, Cobb County, Georgia
My Commission Expires Nov. 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAPSTONE PARTNERS, L.C.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PANNELL
KERR
FORSTER

CAPSTONE PARTNERS, L.C.
Years Ended December 31, 2001 and 2000

# TABLE OF CONTENTS


worldwide

The California Affiliate
of PKF International

PANNELL
KERR
FORSTER

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

## INDEPENDENT AUDITORS' REPORT

Member of
Capstone Partners, L.C.

We have audited the accompanying statements of financial condition of Capstone Partners, L.C. (the "Company") as of December 31, 2001 and 2000 and the related statements of operations, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Partners, L.C. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
February 22, 2002

PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation

CAPSTONE PARTNERS, L.C.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

## ASSETS

| | 2001 | 2000 |
|---|---|---|
| Cash | $ 5,187 | $ 7,865 |
| Investment securities, at market value | 20,906 | 90 |
| Accounts receivable | – | 7,500 |
| Notes receivable (Note 3) | 14,340 | 12,747 |
| Note receivable - related party (Note 5) | 16,592 | 21,195 |
| Total current assets | 57,025 | 49,397 |
| Office equipment, net of accumulated depreciation of $1,292 and $554, respectively | 2,399 | 3,137 |
| | $ 59,424 | $ 52,534 |

## LIABILITIES AND MEMBER'S CAPITAL

| | 2001 | 2000 |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses | $ 1,556 | $ 4,086 |
| Total current liabilities | 1,556 | 4,086 |
| Commitments and contingencies (Notes 4 and 6) | | |
| MEMBER'S CAPITAL | | |
| Member's capital | 57,868 | 48,448 |
| Total liabilities and member's capital | $ 59,424 | $ 52,534 |

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Revenue: | | |
| Commissions and fees income | $ 139,886 | $ 247,482 |
| Realized gain on investment securities | – | 19 |
| Unrealized loss on investment securities | (6,708) | (2,610) |
| Interest income | 1,541 | 2,664 |
| Total revenue | 134,719 | 247,555 |
| Expenses: | | |
| Occupancy | 31,488 | 40,321 |
| General and administrative | 145,293 | 214,608 |
| Total expenses | 176,781 | 254,929 |
| Net loss | $ (42,062) | $ (7,374) |

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
For the Years Ended December 31, 2001 and 2000

| | Total |
|---|---|
| Balance at December 31, 1999 | $ 70,822 |
| Member contributions | 5,000 |
| Member distributions | (20,000) |
| Net loss | (7,374) |
| Balance at December 31, 2000 | 48,448 |
| Member contributions | 51,482 |
| Net loss | (42,062) |
| Balance at December 31, 2001 | $ 57,868 |

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (42,062) | $ (7,374) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | 738 | 554 |
| Changes in certain assets and liabilities: | | |
| Investment securities | (20,816) | 2,610 |
| Accounts receivable | 7,500 | 24,500 |
| Deposits and prepaids | – | 609 |
| Accrued expenses | (2,530) | (204) |
| Net cash (used in) provided by operating activities | (57,170) | 20,695 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of office equipment | – | (3,691) |
| Issuances of notes receivable | (1,593) | (21,777) |
| Repayments of notes receivable | – | 9,030 |
| Issuances of note receivable - related party | (1,533) | (1,887) |
| Repayments of notes receivable - related party | 6,136 | – |
| Net cash provided by (used in) financing activities | 3,010 | (18,325) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Member capital contributions | 51,482 | 5,000 |
| Member capital distributions | – | (20,000) |
| Net cash provided by (used in) financing activities | 51,482 | (15,000) |
| Net decrease in cash | (2,678) | (12,630) |
| Cash at the beginning of the year | 7,865 | 20,495 |
| Cash at the end of the year | $ 5,187 | $ 7,865 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Cash paid during the year for income taxes | $ – | $ – |
| Cash paid during the year for interest | $ – | $ – |

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

## NOTE 1 - ORGANIZATION

Capstone Partners, L.C. ( the "Company") began doing business in October 1993 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). The Company is engaged in offering general corporate finance and investment banking advisory services relating to mergers and acquisitions, strategic alliance, business valuation and in providing assistance to businesses in the structuring and placement of private debt and equity. The Company collects fees based on a percentage of the debt or equity amount obtained as a result of these services. Effective July 20, 1998 control of the Company was acquired by Presidio Capital and Management Corporation ("PCMC"). The sale was approved in April 1999 and the membership agreement was entered into between the Company and PCMC. Since February 1999, PCMC acts merely as a holding company for the ownership of Capstone Partners, L.C. The Company's headquarters are now located in Atlanta, Georgia.

## NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a limited liability company taxed as a partnership. As such, the tax effects of the Company accrue directly to its member. Accordingly, no tax provision (benefit) is reflected in these financial statements.

The Company generally classifies as cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which is five years. Depreciation for the years ended December 31, 2001 and 2000 was $738 and $554, respectively.

Commission revenue and related sales commissions which are based on a percentage of the debt or equity amount obtained as a result of the services performed are recorded as they are earned. In some instances, the Company receives shares of common stock in lieu of fees for the services performed. The revenue is recorded when the stock is received at the market value on the day of deposit into the investment fund.

## NOTE 3 - NOTES RECEIVABLE

During 2000, the Company loaned $9,000 to a non-related party. On July 14, 2000 the individual signed a promissory note which accrues interest at 18% and matured September 13, 2000. For the year ended December 31, 2000 the note receivable accrued interest of $1,593. On September 13, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of the note at December 31, 2001 is $11,370.

During 2000, the Company loaned a total of $12,000 to non-related parties. The notes are non-interest bearing and are payable on demand. The balance of the notes at December 31, 2001 and 2000 is $2,970.

## NOTE 4 - COMMITMENTS

The Company leases office space in Jackson, Michigan on a month-to-month basis with a rent of $600 per month. This office was closed during August 2001.

Rental expense for the year ended December 31, 2001 amounted to $4,200.

## NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leased property from a related party on a month-to-month basis in the years ended December 31, 2001 and 2000. For the years ended December 31, 2001 and 2000, rent expense amounted to $24,288 and $34,921, respectively.

Note Receivable - related party is comprised of amounts loaned to the CEO of the Company during 1999. The principal amount of $19,300 is unsecured, was due on September 1, 2000 and bears interest at 7% per annum. On September 1, 2000 the Company modified the terms of the note receivable to be payable on demand. During 2001, the CEO repaid $6,136 of this note receivable.

## NOTE 6 - CONTINGENCIES

The Company is periodically involved in a legal action arising in the normal course of business. At December 31, 2001 management is not aware of any material claims against the Company.

## NOTE 7 -NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2001 and 2000, the Company had net capital of $21,337 and $11,279, respectively. This was $16,337 and $6,279 in excess of its required net capital at December 31, 2001 and 2000, respectively. The Company's net capital ratio was 7.3% and 36.2% as of December 31, 2001 and 2000, respectively.

# SUPPLEMENTARY INFORMATION

CAPSTONE PARTNERS, L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Member's capital | $ 57,868 | $ 48,448 |
| Less non-allowable assets: | | |
| Haircuts on investment securities | 3,200 | 90 |
| Notes receivable | 14,340 | 12,747 |
| Note receivable - related party | 16,592 | 21,195 |
| Office equipment | 2,399 | 3,137 |
| Net capital | $ 21,337 | $ 11,279 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | 2001 | 2000 |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater) | $ 5,000 | $ 5,000 |
| Net capital in excess of amount required | $ 16,337 | $ 6,279 |
| Aggregate indebtedness | $ 1,556 | $ 4,086 |
| Ratio of aggregate indebtedness to net capital | 7.3 % | 36.2 % |

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

| | 2001 | 2000 |
|---|---|---|
| Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report | $ 16,757 | $ 11,909 |
| Detail adjustments: | | |
| Accounts receivable | – | 7,500 |
| Office equipment | 738 | (3,137) |
| Accrued expenses | (1,556) | (3,994) |
| Notes receivable | 4,603 | |
| Other adjustments | 795 | (999) |
| Net capital, as adjusted | $ 21,337 | $ 11,279 |
| Aggregate indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report | $ 6,136 | $ 92 |
| Detail adjustments: | | |
| Accrued expenses | $ 1,556 | 3,994 |
| Accounts payable | (6,136) | – |
| Aggregate indebtedness, as adjusted | $ 1,556 | $ 4,086 |

CAPSTONE PARTNERS, L.C.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2001 and 2000

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

CAPSTONE PARTNERS, L.C.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold customer securities and consequently qualifies for exemption under the provisions of the Rule.



The California Affiliate
of PKF International

PANNELL
KERR
FORSTER

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member of
Capstone Partners, L.C.

In planning and performing our audits of the financial statements of Capstone Partners, L.C. as of and for the years ended December 31, 2001 and 2000, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Capstone Partners, L.C. for the years ended December 31, 2001 and 2000, and this report does not affect our report thereon dated February 22, 2002.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. An effective internal control structure contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
February 22, 2002

PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation